UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)

Series A Preferred Stock, par value $0.01
(Title of Class of Securities)

649604303
(CUSIP Number)

Janet L. Tarkoff
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Tel: (415) 835-8958
Fax: (415) 835-8910
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JMP Group Inc. (20-1450327)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

2,500,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

2,500,000

10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,021,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

73.47%[1]

14	TYPE OF REPORTING PERSON

HC

1 Calculated based on 1,000,000 shares of Series A Preferred Stock, par value $0.01 of the Issuer (the “Preferred Stock”) beneficially owned by the Reporting Persons; the immediate convertibility of such Preferred Stock into 5,000,000 shares of common stock of the Issuer; a currently exercisable option, beneficially owned by the Reporting Persons, to purchase an additional 1,000,000 shares of Preferred Stock which will be immediately convertible into 5,000,000 shares of common stock; 21,903 shares of common stock beneficially owned by the Reporting Persons, and 3,640,209 shares of common stock issued and outstanding as of November 5, 2007. The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the common stock beneficially owned by the Reporting Persons constitutes 58.12% of the voting power.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JMP Asset Management LLC (94-3342119)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

7,521,903

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

7,521,903

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,021,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

73.47%[2]

14	TYPE OF REPORTING PERSON

IA

2 Calculated based on 1,000,000 shares of Preferred Stock beneficially owned by the Reporting Persons; the immediate convertibility of such Preferred Stock into 5,000,000 shares of common stock of the Issuer; a currently exercisable option, beneficially owned by the Reporting Persons, to purchase an additional 1,000,000 shares of Preferred Stock which will be immediately convertible into 5,000,000 shares of common stock; 21,903 shares of common stock beneficially owned by the Reporting Persons, and 3,640,209 shares of common stock issued and outstanding as of November 5, 2007. The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the common stock beneficially owned by the Reporting Persons constitutes 58.12% of the voting power.

SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
NEW YORK MORTGAGE TRUST

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of New York Mortgage Trust, a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1301 Avenue of the Americas, New York, NY 10019.

ITEM 2. IDENTITY AND BACKGROUND.

(a)
This statement is jointly filed by JMP Group Inc. (“JMP Group”) and JMP Asset Management LLC (“JMP Asset”, and collectively with JMP Group, the “Reporting Persons”). JMP Asset is filing on behalf of itself and certain investment funds or entities of which it is the general partner and/or investment manager, to the extent those investment funds or entities may be considered beneficial owners of any of the securities that are the subject to this statement (which beneficial ownership JMP Asset and such investment funds or entities disclaim).

(b)
JMP Group is a Delaware corporation and JMP Asset is a Delaware limited liability company. The principal office of each Reporting Person is at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(c)
JMP Group is a public holding company. One of its indirect subsidiaries, JMP Asset, provides investment management services, and another of its subsidiaries provides investment banking, sales and trading, and equity research services. Although it is, through JMP Group LLC (a wholly owned subsidiary), the sole owner of its operating subsidiaries, JMP Group generally does not participate in or control any investment or voting decisions made those subsidiaries, including decisions made by JMP Asset on behalf its investment management clients. JMP Group and its subsidiaries have instituted policies and follow procedures to ensure the investment decisions made by JMP Asset are separate from the investment decisions of JMP Group, including information barrier procedures.

JMP Asset is an investment adviser registered with the Securities and Exchange Commission. JMP Asset manages investments and trading accounts of, other persons including JMP Realty Trust, Inc. (“JMP Realty”), Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners Offshore Fund, Ltd., Harvest Small Cap Partners, L.P., and Harvest Small Cap Offshore, Ltd. (collectively, with JMP Realty, the “Funds”). JMP Asset is either the manager or general partner of each Fund, with investment discretion and voting authority with respect to each investment. JMP Group LLC, a wholly-owned subsidiary of JMP Group, is the sole member and manager of JMP Asset. JMP Asset has instituted policies and procedures to ensure its investment decisions are separate from those of JMP Group. Additionally, JMP Asset employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which JMP Asset is advisor. These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager. JMP Realty is an externally managed real estate investment trust, or REIT. JMP Asset is the external manager of JMP Realty.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons purchased an aggregate of 1,000,000 shares of Preferred Stock (immediately convertible into 5,000,000 shares of common stock) from the Issuer, and the Issuer granted the Reporting Persons an option to buy an additional 1,000,000 shares of Preferred Stock, in each case pursuant to a Stock Purchase Agreement dated as of November 30, 2007, by and among the Issuer, JMP Group and each of the Funds. The option is exercisable immediately and expires at 5 p.m. on April 4, 2008. In addition, JMP Realty acquired 21,903 shares of common stock in open market purchases in 2007. The source of the funds for the purchase of the Preferred Stock and the common stock was the working capital respectively of JMP Group each of the Funds. The record ownership of JMP Group and each of the Funds is set forth in the table below.

Record Ownership of Preferred Stock and Common Stock

Name	Shares of Preferred Stock	Shares of Preferred Stock underlying Option	Shares of Common Stock upon Conversion, excluding Option Shares	Shares of Common Stock upon Conversion, including Option Shares
JMP Group Inc.	250,000	250,000	1,250,000	2,500,000
JMP Realty Trust, Inc.	500,000	500,000	2,521,903 (1)	5,021,903 (1)
Harvest Opportunity Partners II, L.P.	181,100	181,100	905,500	1,811,000
Harvest Opportunity Partners Offshore Fund, Ltd.	31,400	31,400	157,000	314,000
Harvest Small Cap Partners, L.P.	28,800	28,800	144,000	288,000
Harvest Small Cap Offshore, Ltd.	8,700	8,700	43,500	87,000
_____________

(1) Includes 21,903 shares of common stock acquired in open market purchases prior to the acquisition of the Preferred Stock.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Persons acquired the Preferred Stock for investment purposes in a private offering from the Issuer. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except for the following: concurrent with the closing of the purchase of Preferred Stock (w) JMP Asset became an investment adviser to the Issuer’s subsidiaries; (x) Steven B. Schnall, Mary Dwyer Pembroke, Jerome F. Sherman, and Thomas W. White resigned as directors of the Issuer; (y) James J. Fowler, the President of JMP Realty, became a director and the non-executive Chairman of the Board of the Issuer and Steven M. Abreu became a director of the Issuer; (z) the beneficial ownership amounts for each of the Reporting Persons set forth on the cover page includes the exercise of an option beneficially owned by the Reporting Persons to acquire up to an additional 1,000,000 shares of Preferred Stock on or before 5 p.m. on April 4, 2008. Each of the Reporting Persons reserves the right to change their respective intentions and plans at any time it deems appropriate.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons beneficially own, in the aggregate, 10,021,903 shares of common stock, which represents 73.36% of the outstanding shares of common. The ownership percentage is based on 1,000,000 shares of Preferred Stock beneficially owned of record by the Reporting Persons and the Funds; the immediate convertibility of such Preferred Stock into 5,000,000 shares of common stock of the Issuer; a currently exercisable option granted to the Reporting Persons and the Funds, to purchase an additional 1,000,000 shares of Preferred Stock which will be immediately convertible into 5,000,000 shares of common stock; 21,903 shares of common stock held of record by JMP Realty, which were acquired in open market purchases, and 3,640,209 shares of common stock issued and outstanding as of November 5, 2007. The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the common stock held by the Reporting Persons and the Funds constitutes 58.12% of the voting power. In addition, JMP Asset serves as an external investment advisor to the Issuer, with the authority to acquire and dispose of investments. Also, James J. Fowler, the President of JMP Realty, is a director and the Chairman of the Board of the Issuer.

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b). JMP Group expressly disclaims beneficial ownership of any securities held of record by any Fund or beneficially owned by JMP Asset. JMP Asset expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group. Each Fund expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by any other Fund or that any other Fund has a right to acquire, and, because of the investment discretion and voting authority granted to JMP Asset, any securities held of record by such Fund or that such Fund has a right to acquire.

(c) N/A

(d) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and JMP Asset (exercising its investment discretion on behalf of the Funds) cooperated and coordination in negotiating and entering into the Stock Purchase Agreement, including provisions of the Stock Purchase Agreement pursuant to which certain changes were made in the Issuer’s board of directors, as described above in Item 4. However, none of the Reporting Persons has any agreement or arrangement with any other Reporting Person or with any Fund (nor does any Fund have any agreement or arrangement with any other Fund) to act together with respect to the Issuer or its securities except for the purpose of facilitating the implementation of their individual decisions as to the exercise of their rights under the Stock Purchase Agreement (including rights to exercise the option described elsewhere in this Statement) and the Registration Rights Agreement described below. Each Reporting Person disclaims beneficial ownership of any securities owned of record by any other Reporting Person and each Fund expressly disclaims beneficial ownership of any securities owned of record by it or by any other Fund.

As noted above, while JMP Group is the ultimate parent of JMP Asset, it is JMP Group’s policy that it does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including JMP Asset, in JMP Asset’s role as investment manager, and both JMP Group and JMP Asset maintain procedures to implement that policy. In exercising its investment discretion as investment manager for the Funds, JMP Asset (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such entity. The cooperation and negotiation involved in the negotiation and execution of the Stock Purchase Agreement was for the purpose of implementing investment decisions made independently as to each Fund and decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the Funds and independently of decisions JMP Group makes as to the securities it holds.

Stock Purchase Agreement:

The Issuer, JMP Group and each of the Funds entered into the Stock Purchase Agreement on November 30, 2007, as amended a copy of which is attached hereto as Exhibit 7.01. Pursuant to the Stock Purchase Agreement, on January 18, 2008, JMP Group and each of the Funds acquired the Preferred Stock from the Issuer and the issuer granted JMP Group and each of the Funds an option to acquire, in the aggregate, and additional 1,000,000 shares of Preferred Stock.

Advisory Agreement:

The Issuer and JMP Asset entered into an advisory agreement on January 18, 2008, a copy of which is attached hereto as Exhibit 7.02. Pursuant to the advisory agreement, JMP Asset is responsible for the day to day portfolio management of the Issuer’s subsidiaries, including New York Mortgage Funding LLC and Hypotheca Capital LLC.

Registration Rights Agreement:

The shares of Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock (collectively, the “Shares”) are covered by a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 7.03. Under the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement with the Commission, on or before June 30, 2008, registering for resale the Shares. The Shares are also entitled to piggyback registration rights whenever the Issuer proposes to file a registration statement with respect to an offering for its own securities or for the account of others of any class of securities of the Issuer, subject to customary limitations imposed by the managing underwriter of such offering. The Registration Rights Agreement also contains customary indemnity provisions in favor of the holders of the Shares and the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01 Stock Purchase Agreement, dated as of November 30, 2007, by and between JMP Group, the Funds, and Issuer.

Exhibit 7.02 Advisory Agreement, dated as of January 18, 2008, by and between JMP Asset and Issuer.

Exhibit 7.03 Registration Rights Agreement.

Exhibit 99 Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 28, 2008

JMP GROUP INC.

By:	/s/ Thomas B. Kilian
Its:	Chief Financial Officer

JMP ASSET MANAGEMENT LLC

By:	/s/ Joseph A. Jolson
Its:	Chief Executive Officer